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                              [NEWS RELEASE LOGO]



                                        Client:   Alamosa PCS Holdings, Inc.

                                        Contacts: Kendall Cowan, CFO
                                                  Alamosa PCS
                                                  806-722-1100
                                                  kcowan@alamosapcs.com

                                                  Ken Dennard, Managing Partner
                                                  Easterly Investor Relations
                                                  713-529-6600
                                                  kdennard@easterly.com


            ALAMOSA PCS TO BECOME LARGEST SPRINT PCS NETWORK PARTNER

                 TWO SPRINT PCS AFFILIATES TO MERGE INTO ALAMOSA

JULY 31, 2000 - LUBBOCK, TEXAS - Alamosa PCS Holdings, Inc. (NASDAQ: APCS), The 1999 Sprint PCS Affiliate of the Year, today announced that it has signed definitive agreements to merge two Sprint PCS affiliates, Roberts Wireless Communications, LLC ("Roberts") and Washington Oregon Wireless, LLC ("WOW") into its operations. The transactions will be structured as a tax-free merger that combines these two valuable Sprint PCS Network Partners with Alamosa PCS Holdings, Inc. The combined transactions will result in a new entity, which will be called Alamosa Holdings, Inc., and are expected to close by December 31, 2000. Alamosa will become the nation's largest Sprint PCS Network Partner increasing its licensed population by 47 percent from 8.5 million residents to
12.5 million residents.

         "We look forward to expanding our operations into these highly attractive markets," stated David E. Sharbutt, Chairman and Chief Executive Officer of Alamosa PCS. "Roberts manages one of the most attractive footprints in the Sprint PCS Network Partners program and has achieved excellent penetration within the markets they have launched to date. WOW provides an opportunity to expand our footprint to the rapidly growing markets on the West Coast with excellent roaming revenue from key travel corridors within Washington and Oregon. We expect these transactions to produce significant value for our shareholders as we expand our market presence into these attractive footprints, gain scale economies, and strengthen our relationship with Sprint PCS."


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         Owned by Michael and Steven Roberts and based in St. Louis, Missouri,
Roberts Wireless has a management agreement with Sprint PCS (NYSE: PCS) to serve approximately 2.5 million people primarily in the state of Missouri. Roberts' service area is in the highly attractive areas surrounding Kansas City, the home of Sprint PCS, and St. Louis, including the Interstate 70 corridor connecting the two cities. Roberts currently provides service to over 12,000 customers and expects to be fully built out in 2000 and to cover 1.5 million people. Roberts' owners will exchange 100 percent ownership in Roberts for 13.5 million shares of Alamosa Holdings and approximately $4.0 million in cash. Alamosa will assume the net debt of Roberts in the transaction, which amounted to $56.0 million as of June 30, 2000. Michael and Steven Roberts will be among the largest shareholders of the new company and each will acquire a seat on the Board of Directors. "We have great synergies with Alamosa," said Michael Roberts. "Our background in the broadcast industry has established our reputation in the telecommunications industry. Alamosa's technical team has a public track record of bringing up markets on time and on budget. Together, we will strengthen Sprint PCS in the marketplace and set the standard by which others are measured."

         WOW, based in Lake Oswego, Oregon, has the exclusive right to provide wireless personal communication services under the Sprint PCS brand name to approximately 1.5 million people primarily in Washington and Oregon. Upon completion, the WOW network is expected to cover approximately 1.2 million people and will include the cities of Ellensburg, Yakima and Kennewick, Washington and key travel corridors within Washington and Oregon. According to US Census projections, the population growth rate in the WOW service area is over 1.5 percent per year as compared to a national average of 0.9 percent. WOW is scheduled to launch its first markets in September 2000 and is expected to operate a network that will cover approximately 500,000 people by the end of 2000. By the end of 2001, WOW's network is expected to cover approximately 1.2 million people and include portions of four interstate highways and 15 state and US highways. WOW owners will exchange 100 percent ownership of WOW for 6.05 million shares of Alamosa and $12.5 million in cash. Alamosa will assume the net debt of WOW in the transaction, which amounted to $10 million as of June 30, 2000.

         Additionally, Alamosa announced today that it has received a financing commitment from Citicorp North America, Inc. for a new $200 million senior secured credit facility to complete both the Roberts and WOW build out, to fund operations through cash flow breakeven, and to refinance existing debt. With this commitment, Alamosa continues to be over funded in its network build out, providing additional liquidity for subsequent growth opportunities. Salomon Smith Barney was the financial advisor to Alamosa for the transactions.

         Alamosa will continue to build-out and operate the digital networks in these markets using Sprint's advanced "CDMA" technology. As a Sprint PCS Network Partner, Alamosa offers Sprint PCS all-digital, all-PCS nationwide wireless service and products to this area for the first time.

         Alamosa management will conduct a conference call on Tuesday, August 1, 2000 at 8:30 A.M. EST to discuss the merger. This call and slides of the transactions will be webcast "live" and archived at www.easterlyir.com.

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[ALAMOSA LOGO]

Alamosa PCS Holdings, Inc., The 1999 Sprint PCS Affiliate of the Year, is a Sprint PCS Network Partner providing Sprint PCS wireless personal communication services in the southwestern and midwestern United States. Alamosa PCS has the exclusive right to provide digital wireless personal communication services under the Sprint PCS brand throughout its designated territory primarily located in Texas, New Mexico, Arizona, Colorado and Wisconsin. With an expanded territory that will include a licensed population of approximately 12.5 million residents, Alamosa PCS will become the nation's largest Sprint PCS Network Partner based on the size of the population in its territory.

         Sprint PCS operates the largest 100 percent digital, 100 percent PCS nationwide wireless network in the United States, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities across the country. Sprint PCS has licensed PCS coverage of nearly 270 million people in all 50 states, Puerto Rico and the US Virgin Islands. For more information, visit the Sprint PCS web site at http://www.sprintpcs.com. Sprint PCS is a wholly-owned tracking group of Sprint Corporation trading on the NYSE under the symbol "PCS."

         Sprint is a global communications company at the forefront of integrating long-distance, local and wireless communications services, and a large carrier of Internet traffic. Sprint built and operates the United States' first nationwide all-digital, fiber-optic network and is a leader in advanced data communications services. Sprint has $20 billion in annual revenues and serves more than 20 million business and residential customers.

Statements contained in this news release that are forward-looking statements are subject to various risks and uncertainties. Such forward looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in Alamosa's forward-looking statements, including the following factors: failure to satisfy the conditions to closing the acquisitions or financings described in the above communications; costs related to the acquisitions; the risk that the acquisitions will not be integrated successfully; delays in network construction and launch; increases in network construction costs; Alamosa's dependence on its affiliation with Sprint PCS; shifts in populations or network focus; changes or advances in technology; changes in Sprint's National service plans or fee structure with us; change in population; increased competition in our markets; and adverse changes in financial position, condition or results of operations. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from Alamosa's forward-looking statements, please refer to Alamosa's filings with the Securities and Exchange Commission, especially in the "risk factors" sections of Alamosa's Prospectuses filed on February 4, 2000, its Form 10-K for the year ended December 31, 1999 and in subsequent filings with the Securities and Exchange Commission.



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